UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **September 19, 2003**

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**



AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**   I.R.S. Employer Identification No: **65-0440712**

Item 5. Other Events.

On September 19, 2003 AirTran Holdings, Inc. issued a press release announcing that it had amended its Reports on Form 10-Q for the first and second quarters of 2003 to revise the presentation of certain operating statistics to conform to the requirements of the Securities and Exchange Commission with regard to the use of non-GAAP financial measures.

The press release is attached as Exhibit 99 to this Current Report on Form 8-K and is incorporated herein by this reference.

Item 7. Exhibits.

Press release dated September 19, 2003.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.


AirTran Holdings, Inc.
(Registrant)


Date: September 19, 2003


/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)



AirTran Airways, Inc.
(Registrant)


Date: September 19, 2003


/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)


EXHIBIT 99

FOR IMMEDIATE RELEASE   Media Contact: Tad Hutcheson
September 19, 2003   tad.hutcheson@airtran.com
                                                        407.251.5578
                               Financial Contact: Virginia Clark
                                                        407.251.3605

AIRTRAN HOLDINGS, INC., FILES SEC FORM 10Q/A

   ORLANDO, Fla. - Sept. 19, 2003 - AirTran Holdings, Inc. (NYSE:AAI), the parent company of AirTran Airways, announced today that it had amended its Reports on Form 10-Q for the first and second quarters of 2003 to revise the presentation of certain operating statistics to conform to the requirements of the Securities and Exchange Commission with regard to the use of non-GAAP financial measures. AirTran stated that the amendments in no way affect AirTran's current or past reported earnings or financial statements but simply modify or remove certain items from the presentation of non-GAAP financial measures.

   AirTran Airways is one of America's largest low-fare airlines - employing more than 5,600 professional Crew Members and operating 492 flights a day to 44 destinations. The airline's hub is at Hartsfield Atlanta International Airport, the world's busiest airport by passenger volume, where it is the second largest carrier operating 189 flights per day. AirTran Airways, a subsidiary of AirTran Holdings (NYSE:AAI), is the world's largest operator of the Boeing 717 and has the youngest all-Boeing fleet of any airline. In 2004, the airline will begin taking delivery of new Boeing 737-700s.

Editor's Note: The Company issues financial statements quarterly. Statements regarding the Company's business model, continuous growth trends, strength of passenger demand and customers' response to our product are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, commodity prices and actions by competitors, regulatory matters and general economic conditions. The Company disclaims any obligation to update or correct any of its forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's report on Form 10-K for the year ended December 31, 2002. Copies of this filing may be obtained by contacting the Company or the SEC.